EXHIBIT 99.1

Hydrogenics Hosts Canadian Prime Minister Justin Trudeau  In China for Fuel Cell Demonstration

MISSISSAUGA, Ontario, Dec. 04, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (the “Company” or “Hydrogenics”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that, along with Beijing SinoHytec Co, Ltd (SinoHytec), the Company hosted Prime Minister Justin Trudeau as he visited Beijing to promote trade and tourism between Canada and China.

Trudeau was greeted by Daryl Wilson, President and CEO of Hydrogenics, and Mr. Zhang Guoqiang, Chairman of SinoHytec, as he visited a Foton bus utilizing a fuel cell system co-developed by Hydrogenics and SinoHytec. SinoHytec and its partners, including Foton, are promoting a fleet of 150 fuel cell buses in Zhangjiakou, where China will be hosting the 2022 Winter Olympic Games. The completion and delivery of this fleet is expected in early 2018. Mr. Trudeau had the opportunity to learn more about how Hydrogenics and SinoHytec are working together to jointly address climate change by reducing the carbon footprint related to transportation in China.

“Hydrogenics has the leading technology for providing zero-emission transit solutions to the public. We are currently completing the largest operating hydrogen fuel cell bus fleet on the planet, and we look forward to a very successful and long-term collaboration with Hydrogenics,” said Mr. Zhang, Chairman of SinoHytec.

“It is a great honor to meet with Prime Minister Trudeau and have the opportunity to showcase our fuel cell technology,” added Mr. Wilson. “The partnership between Hydrogenics and SinoHytec is an excellent example of Canadian and Chinese companies working together to bring clean energy transportation to China.”

Hydrogenics previously announced its collaboration with SinoHytec in June, 2016.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, China, India, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com